AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 2000
                                                         REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-6
                               ------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                               ------------------

A.      EXACT NAME OF TRUST:

                 EQUITY FOCUS TRUSTS - CITISECTOR SERIES, 2000-A

B.      NAME OF DEPOSITOR:  SALOMON SMITH BARNEY INC.

C.      COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                        SALOMON SMITH BARNEY INC.
                        388 GREENWICH STREET, 23RD FLOOR
                        NEW YORK, NY  10013

D.      NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                             COPY OF COMMENTS TO:
         LAURIE A. HESSLEIN                  MICHAEL R. ROSELLA, ESQ.
         Salomon Smith Barney Inc.           Battle Fowler LLP
         388 Greenwich Street                75 East 55th Street
         New York, New York  10013           New York, New York  10022
                                             (212) 856-6858

E.      TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
               An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.      PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
        REGISTERED:
               Indefinite

G.      AMOUNT OF FILING FEE:
               No filing fee required.

H.      APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
               As soon as practicable after the effective date of the registration statement.

================================================================================
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.


907559.1

                  SUBJECT TO COMPLETION, DATED JANUARY 7, 2000




================================================================================
EQUITY FOCUS TRUSTS - CITISECTOR SERIES, 2000-A
================================================================================

        The final prospectus for the prior series of Equity Focus Trusts - CitiSector Series is hereby incorporated by reference and used as a preliminary prospectus for Equity Focus Trusts - CitiSector Series, 2000-A. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact financial professionals of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

        The Trust consists of four separate unit investment trusts designated as the Healthcare/Biotechnology Portfolio, the Financial Services Portfolio, the Internet Portfolio and the Technology/Telecommunications Portfolio. The Financial Services Portfolio was not included in the prior series. As a result, the final prospectus will include the following disclosure in the Risk Factors section:
                                                                  (continued)

--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

907559.1

Financial Services Portfolio

        The financial services and financial services-related industries will be particularly affected by certain economic, competitive and regulatory developments. The profitability of financial services companies as a group is largely dependent upon the availability and cost of capital funds which in turn may fluctuate significantly in response to changes in interest rates and general economic conditions. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Rising interest rates and inflation may negatively affect certain financial services companies as the costs of lending money, attracting deposits and doing business rise. Insurance companies may be subject to severe price competition. Financial institutions are subject to regulation and supervision by governmental authorities and changes in governmental policies may impact the way financial institutions conduct business. Such governmental regulation may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Also, if government regulation which would further reduce the separation between commercial and investment banking is ultimately enacted, financial services companies may be significantly affected in terms of profitability and competition.


907559.1

                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

        A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


                                                                 SEC FILE OR
                                                              IDENTIFICATION NO.
--------------------------------------------------------------------------------
I.      Bonding Arrangements and Date of Organization of the
        Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

        Salomon Smith Barney Inc.                                   2-67446
--------------------------------------------------------------------------------
II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the
        Securities Exchange Act of 1934:

        Salomon Smith Barney Inc.                                   8-12324
--------------------------------------------------------------------------------
III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, ByLaws):

        Salomon Smith Barney Inc.                             33-65332, 33-36037
--------------------------------------------------------------------------------

       B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:
--------------------------------------------------------------------------------
        Salomon Smith Barney Inc.                             13-1912900
        The Chase Manhattan Bank                              13-4994650
--------------------------------------------------------------------------------

Listed below is the name and registration number of a previous series of Equity Focus Trusts, the final prospectus of which properly supplemented, might be used as a preliminary prospectus for Equity Focus Trusts - CitiSector Series 2000-A. This final prospectus is incorporated herein by reference:

               Equity Focus Trusts - CitiSector Series, 1999
               (Reg. No. 333-85699)






                                      II-1
907559.1

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

        The facing sheet of Form S-6.
        The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).
        The Prospectus.
        Additional Information not included in the Prospectus (Part II). The undertaking to file reports.
        The signatures.
        Written Consents as of the following persons:
               KPMG LLP (included in Exhibit 5.1)
               Battle Fowler LLP (included in Exhibit 3.1)


The following exhibits:

        1.1.1  --     Form of Reference Trust Indenture (incorporated by
                      reference to Exhibit 1.1.1 to the Registration Statement of Equity Focus Trusts - CitiSector Series, 1999, 1933 Act
                      File No. 333-85699).

        2.1    --     Form of Standard Terms and Conditions of Trust
                      (incorporated by reference to Exhibit 2.1 to the Registration Statement of The Uncommon Values Unit Trust,
                      1985 Series, 1933 Act File No. 33-97046).

        *3.1   --     Opinion of counsel as to the legality of the securities
                      being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.

        *5.1   --     Consent of KPMG LLP to the use of their name under the
                      heading "Miscellaneous - Auditors" in the Prospectus.



--------
*    To be filed with Amendment to Registration Statement.

                                      II-2
907559.1

                                   SIGNATURES

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 7TH DAY OF JANUARY, 2000.

                         Signatures appear on page II-4.

        A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.




                                      II-3
907559.1

SALOMON SMITH BARNEY UNIT TRUSTS (Registrant)
SALOMON SMITH BARNEY INC.
        DEPOSITOR


        By the following persons*, who
          constitute a majority of the
          Board of Directors of Salomon Smith
          Barney Inc.:


        DERYCK C. MAUGHAN
        MICHAEL A. CARPENTER


          By:  /s/GINA LEMON
               (As authorized signatory for
               Salomon Smith Barney Inc. and
               Attorney-in-Fact for the persons listed above)



--------
* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos.333-62533 and 333-66875.

                                      II-4
907559.1